UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

KATE SPADE & COMPANY
(Name of Subject Company)
CHELSEA MERGER SUB INC.
(Offeror)
COACH, INC.
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
485865109
(CUSIP Number of Class of Securities)
Todd Kahn
President, Chief Administrative Officer & Secretary
Coach, Inc.
10 Hudson Yards
New York, New York 10001
(212) 594-1850
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Brian Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, District of Columbia 20006

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,383,828,854.00	$276,285.76

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 128,623,421 shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), outstanding multiplied by the offer price of $18.50 per Share, (ii) 351,250 Shares issuable pursuant to outstanding Kate Spade stock options with an exercise price less than the offer price of $18.50 per Share, multiplied by $11.34, which is the offer price of $18.50 per Share minus the weighted average exercise price for such options of $7.16 per Share and (iii) 16,886 Shares issuable pursuant to outstanding unvested restricted stock units, market share units and performance share units, which is an estimate of the maximum number of restricted stock units expected to vest after May 22, 2017 and prior to the consummation of the offer, multiplied by the offer price of $18.50 per Share. The calculation of the filing fee is based on information provided by Kate Spade as of May 22, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.00011590.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$276,285.76	Filing Party:	Chelsea Merger Sub Inc. and Coach, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 26, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coach, Inc., a Maryland corporation (“Parent”), and Chelsea Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on May 26, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the tender offer by Merger Sub for all of the outstanding shares of common stock, par value $1.00 per share (“Shares”), of Kate Spade & Company, a Delaware corporation (“Kate Spade”), at a price of $18.50 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 26, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended as follows:

1. The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals — Compliance with the HSR Act” of the Offer to Purchase is hereby amended and supplemented by deleting the second paragraph of such section and replacing such paragraph with the following:

“Under the provisions of the HSR Act and the related rules and regulations promulgated by the FTC, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a fifteen (15) calendar day waiting period following the applicable filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. At 11:59 p.m., New York City time, on June 1, 2017, the required fifteen (15) calendar day waiting period under the HSR Act applicable to the Offer expired.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period applicable to the consummation of the Offer or Merger with respect to the HSR Act has been satisfied.”

2. The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraphs set forth below:

“On May 31, 2017, a putative class action complaint was filed by a purported stockholder of Kate Spade challenging the Transactions in the United States District Court for the Southern District of New York. The case is captioned Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y). The complaint names as defendants Kate Spade and members of the Kate Spade Board. The complaint alleges, among other things, that Kate Spade and/or the members of the Kate Spade Board violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and certain rules promulgated thereunder by omitting or misrepresenting certain allegedly material information in the Schedule 14D-9, which the plaintiff-stockholder argues is necessary for stockholders to make an informed decision as to whether to tender their Shares. As relief, the plaintiff-stockholder seeks in the complaint, among other things, an injunction against the Transactions, rescissory damages should the Transactions not be enjoined, and an award of the costs of the action, including attorneys’ and experts’ fees.  A copy of the complaint is annexed hereto and incorporated by reference as Exhibit (a)(5)(A) to this Amendment.

Similar stockholder actions relating to the Transactions may be filed during and after this offering.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2017

CHELSEA MERGER SUB INC.

By:	/s/ Todd Kahn
	Name:	Todd Kahn
	Title:	President & Secretary

COACH, INC.

By:	/s/ Todd Kahn
	Name:	Todd Kahn
	Title:	President, Chief Administrative Officer & Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 26, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)
Press Release of Coach, Inc., dated May 8, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on May 26, 2017.*

(a)(1)(H)	Press Release of Coach, Inc., dated May 26, 2017.*

(a)(1)(I)
Investor Presentation, dated May 8, 2017. (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(J)	Leadership Briefing Packet. (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(K)
Vendor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(L)
Employee Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(M)
Partner/Distributor Letter, dated May 8, 2017. (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(1)(N)
Webcast Transcript, dated May 8, 2017. (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO filed by Coach, Inc. with the Securities and Exchange Commission on May 8, 2017).*

(a)(5)(A)	Class Action Complaint as filed May 31, 2017 (Rosenfeld vs. Kate Spade & Company, et al., Case No. 1:17-CV-04085 (S.D.N.Y)).

(d)(1)
Agreement and Plan of Merger, dated as of May 7, 2017, by and among Kate Spade & Company, Coach, Inc., and Chelsea Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(2)
Commitment Letter, dated May 7, 2017, among Coach, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Quarterly Report for the Quarterly Period Ended April 1, 2017, on Form 10-Q filed by Coach, Inc. with the Securities and Exchange Commission on May 10, 2017).*

(d)(3)	Confidentiality Agreement, dated January 7, 2017, between Coach, Inc. and Kate Spade & Company.*

*	Previously filed.